Filed by Kinder Morgan Management, LLC pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:  Kinder Morgan Management, LLC

Commission File No.:  001-16459

 File No. of Related Registration Statement: 333-198411

KMI Acquisition of KMP, KMR and EPB

Transaction Information

•                                          On August 10, 2014, KMI announced it entered into merger agreements with KMP, KMR and EPB to acquire all of the outstanding units of KMP, EPB and all outstanding shares of KMR.

•                                          In the second half of the fourth quarter of 2014, KMP, KMR and EPB expect to hold special meetings of their equity holders to obtain holder approval of the merger agreements.

•                                          In the coming weeks, equity holders will receive a proxy statement/prospectus.  Those materials will provide more information regarding the timing of the special meeting of equity holders.  We encourage you to read the materials carefully once received.

•                                          Whether or not you plan to attend one or all of the special meetings in person, we urge you to submit your vote after you have had a chance to review the final proxy statements/prospectuses.  Your failure to vote your interests will have the same effect as a vote against the approval of the merger agreements.

•                                          The respective conflicts committees and boards of directors for KMP, KMR and EPB each recommend that equity holders vote FOR the approval of the respective merger agreements.

•                                          After you receive the final proxy statement/prospectus, you will be able to submit your vote by proxy (1) Through the internet, (2) By telephone or (3) By submitting your completed proxy card.  The proxy statement, which is expected to be delivered in the coming weeks, will provide more detailed information on how to vote.

Benefits of Transaction

Kinder Morgan management remains committed to maximizing long-term value for its investors, as it has since the inception of the company more than 17 years ago in 1997.  We believe this transaction strongly benefits our unitholders and shareholders, and is in the companies’ long-term best interests.  Below are the main reasons we believe this transaction benefits our unitholders and shareholders:

1) Immediate Value Uplift — The stock market has recognized the value of the transaction and our securities have benefited accordingly.  This price represents immediate and substantial value improvement for our holders’ investments:

	KMP		KMR		EPB
Acquisition Consideration(a)
KMI Shares to Each Unit or Share	2.1931	x	2.4849	x	0.9451	x
KMI Price as of 9/19/2014 Close	$37.97		$37.97		$37.97
Equity Value per Unit/Share	$83.27		$94.35		$35.89
Cash to Each Unit or Share	$10.77		—		$4.65
Implied Consideration Based on 9/19/2014 Prices	$94.04		$94.35		$40.54
Premium to 8/8/2014 Prices (b)	17.1%		22.5%		20.6%

(a)         Subject to proration, KMP and EPB unitholders will have the option to elect all-cash consideration of $91.72 per KMP unit and $39.53 per EPB unit, or all-stock consideration of 2.4849 KMI shares per KMP unit and 1.0711 KMI shares per EPB unit.

(b)         Transaction announced on 8/10/2014. Last trading date prior to announcement was 8/8/2014.

The consideration mix includes a cash component that can be used to fund taxes for KMP and EPB holders.  The $10.77/unit of cash to KMP and $4.65/unit to EPB will cover a portion of, and in many cases all, taxes due for the average unit holder generated as a result of this transaction.  Further, KMP and EPB unit holders may elect all cash or all equity (subject to pro ration).  If you chose all-cash (and are not pro-rated), your cash value would be $91.72/unit for KMP or $39.53/unit for EPB.

2) Lower Cost of Capital — By eliminating the GP share of KMP and EPB’s cash flows, we will significantly reduce our cost of capital.  This will allow us to generate better margins on our identified growth projects.  A lower cost of capital will also enable us to increase the overall level of capital projects we are pursuing as well as be competitive pursuing a greater number of acquisitions going forward.  As a result, we believe we will be better positioned to take advantage of the tremendous energy infrastructure build out we are witnessing across North America.

3) Higher Dividend Growth — While the transaction is cash flow dilutive to KMP, KMR and EPB in the next few years, it turns accretive and then becomes highly accretive in the medium and long-term term.  Moreover, the value uplift greatly overwhelms the short-term cash dilution.  KMP, KMR and EPB holders are receiving a security with a much faster growing annual dividend per share.  KMP and EPB are expected to grow their distributions at 5% and 3% each year from 2015-2020, respectively.  Pro forma KMI expects to grow its dividend by 10% a year over that same time frame.

4) Greater Coverage and Dividend Visibility — The entire enterprise will be stronger and more certain to meet dividend targets.  KMP and EPB typically have had very low coverage, which we believe is appropriate for our assets given their predictable, fee-based nature.  However, after the transaction, KMI expects to have cash coverage (above our target cash dividends) in excess of $2.0 billion in total from 2015-2020.  This excess cash will provide greater cushion to withstand headwinds, while maintaining a best-in-class dividend growth rate for a long time. Moreover, we will be able to reinvest this cash back in to our business thereby reducing our need to access public equity and debt markets.

5) Simplified, Investment Grade Organization — Combined KMI will have world class scale with an unparalleled North American energy infrastructure footprint.  The simplified public structure eliminates complexities, including incentive distribution rights and structural subordination.  Additionally, having only one publicly-traded security results in only one equity holder base, one dividend policy and one debt rating.  We are committed to an investment grade rating on this new entity, and the rating agencies have published reports indicating the consolidated company is expected to have investment grade ratings.  The simplified organization will allow the agencies to focus on our world class business profile and scale.  We will remain the largest energy infrastructure company in North America, with over 82% of our cash flows fee-based and 94% fee-based or hedged for 2014.

Frequently Asked Questions (FAQs)

These FAQs are for summary reference only.  Please refer to the S-4 and other transaction-related documents filed with the SEC for additional important information regarding this transaction.

Q:          When are the special meetings?

A:           The KMI, KMP, KMR and EPB special meetings for their respective equity holders are expected to be held near the end of 2014, but the specific dates have not yet been determined.

Q:          When do I need to act?

A:           In the coming weeks, you will receive a proxy/prospectus.  Please read those materials and follow the instructions included in order to submit your vote and make your consideration election.

Q:          When do you expect the merger to be completed?

A:           We are working toward completing the mergers diligently and currently expect the mergers to close in the fourth quarter of 2014.

Q:          What matters will be voted on at the respective special meetings of KMP, KMR and EPB?

A:           The equity holders of KMP, KMR and EPB each will be asked to consider and vote on the following proposals:

•                  To approve the respective merger agreements of each; and

•                  To approve the adjournment of the respective special meetings of each, if necessary, in order to solicit additional proxies in the event there are insufficient votes to approve the respective merger agreements.

•                  In addition, the equity holders of KMR will be asked to vote to determine how the KMP I-units will be voted in respect to the proposals to be considered at the KMP special meeting.

Q:          How do the conflicts committees and boards of directors recommend that I vote on the proposals?

A:           The conflicts committees and boards of directors each recommend that you vote:

•                  FOR the proposal to approve the merger agreement; and

•                  FOR the adjournment proposal

Q:          Who is entitled to vote at the special meetings?

A:           Only holders at the close of business on the respective record dates for each of KMP, KMR and EPB are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.  The record date will be established in the respective proxies once they are finalized.

Q:         If my units are held in a brokerage account, will my financial advisor vote my interests for me?

A:           Your financial advisor will only be permitted to vote your interests for you if you instruct them how to vote.  Therefore, it is important that you promptly follow the directions provided by your financial advisor regarding how to instruct them to vote your KMP units, KMR shares or EPB units.  If you do not instruct your financial advisor how to vote your interests that they hold, those units or shares will not be voted and the effect will be the same as a vote against the approval of the merger agreements, but it will not affect the vote on any proposal to adjourn the special meeting unless a quorum is present.

Q:          What constitutes a quorum for the special meeting?

A:           The presence, in person or by proxy, of equity holders representing a majority of the units or shares outstanding for each of KMI, KMP, KMR and EPB on their respective record dates will constitute a quorum for each special meeting.

Q:          What consideration will I receive for my KMP units, KMR shares or EPB units?

A:           Holders of KMP, KMR, or EPB will have the right to receive the following consideration for every unit or share owned at the effective time of the mergers:

•                  KMP — the holder may elect one of the following consideration options (subject to proration): (i) all-stock - 2.4849 shares of KMI common stock, (ii) all-cash - $91.72 in cash without interest, or (iii) mixed - a combination of 2.1931 shares of KMI common stock and $10.77 in cash without interest. Holders who elect to receive the mixed consideration will not be subject to proration.

•                  KMR — 2.4849 shares of KMI common stock.

•                  EPB — the holder may elect one of the following consideration options (subject to proration): (i) all-stock - 1.0711 shares of KMI common stock, (ii) all-cash - $39.53 in cash without interest, or (iii) mixed - a combination of 0.9451 of a share of KMI common stock and $4.65 in cash without interest. Holders who elect to receive the mixed consideration will not be subject to proration.

Q:          For holders of KMP and EPB, is there a way to estimate the taxes due as a result of this transaction?

A:           A gain / loss calculator is available at K-1 Tax Package Support and can be used to estimate your tax liabilities.  This calculator can be accessed at www.taxpackagesupport.com.  The gain / loss calculator uses tax information as of 12/31/2013.  Please note the gain / loss calculator does not incorporate 2014 partnership activity and also excludes any unused passive losses a unitholder may have accumulated.  These and other factors can affect the outcome of these calculations and, accordingly, the gain / loss calculator should only be relied upon as an estimate.

Q:          Can I access the Registration Statement, Proxy Statement / Prospectus and other documents filed with the SEC by KMI online?

A:           The preliminary materials as filed with the SEC, and subject to completion, are available online at www.sec.gov and on Kinder Morgan’s website at www.kindermorgan.com (click on “Investors”, “KMI” and then “SEC Filings”).  Once determined effective, the final materials may be obtained by accessing online through the links referenced above.

Q:          Did the special committees of the boards of directors of KMP, KMR and EPB receive separate opinions of fairness from a financial advisor regarding the exchange ratio?

A:           Yes.  The separate, independent, special committees of the boards representing KMP, KMR and EPB received opinions of fairness from their respective financial advisors, Jefferies LLC (KMP and KMR) and Tudor, Pickering, Holt & Co. Securities, Inc (EPB).

Q:          Who should I contact should I have questions related to the proxy/prospectus?

A:           If you would like additional copies, without charge, of the Proxy Statement / Prospectus or if you have additional questions about the proposals, including the procedures for voting your units or shares, you should contact D. F. King & Co., Inc., which is assisting us in the solicitation of proxies, as follows:

D. F. King & Co., Inc.

48 Wall Street, 22”d Floor

New York, New York 10005

Toll-Free:  1-800-967-7635

Call-Collect:  1-212-269-5550

Q:          Will I receive dividends after the merger?

A:           Yes, KMI has paid in the past, and intends to continue to pay quarterly cash dividends to its stockholders.  In fact, management has stated it intends to target a KMI dividend of $2.00 per share for 2015 and expects to grow that dividend by 10% each year from 2015 to 2020.  The amount and timing of past dividends paid is not a guarantee of any future dividends.  The amount, the payment, timing and amount of which will be determined by KMI’s board of directors and depend on KMI’s cash requirements, its financial condition, contractual restrictions, legal and regulatory considerations and other factors.  Based on our projected targeted dividends, the transaction is expected to be cash flow dilutive to KMP, KMR and EPB holders in the next few years.  However, the transaction turns cash flow accretive and then highly accretive in the medium- and long-term.  Moreover, the value uplift overwhelms the short-term cash dilution.

Q:          What type of dividend does KMI pay?

A:           KMI is classified as a corporation for U.S. federal income tax purposes, and thus, KMI (and not its stockholders) is subject to U.S. federal income tax on its taxable income.  A distribution of cash by KMI to a stockholder who is a U.S. holder will generally be included in such U.S. holder’s income as ordinary dividend income to the extent of KMI’s current and accumulated ‘‘earnings and profits’’ as determined under U.S. federal income tax principles.  A portion of the cash distributed to KMI shareholders by KMI after the merger may exceed KMI’s current and accumulated earnings and profits.  Distributions of cash in excess of KMI’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s shares of KMI common stock and, to the extent the distribution exceeds such stockholder’s adjusted tax basis, as capital gain.

Q:          What are the expected U.S. federal income tax consequences resulting from the mergers?

A:           Consequences will be different for each holder due to a number of factors, including whether the holder owns KMP or EPB units or KMR shares, generally characterized as follows:

•                  KMP and EPB — the receipt of KMI common stock, cash or a combination of KMI common stock and cash in exchange for KMP and EPB units pursuant to the mergers will be a taxable transaction to U.S. holders for U.S. federal income tax purposes.  A U.S. holder will generally recognize capital gain or loss on the receipt of KMI common stock and / or cash in exchange for units.  However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss.  Passive losses that were not deductible by a U.S. holder in prior taxable periods may become available to offset a portion of the gain recognized by such U.S. holder.  Consult your tax advisor for more information.

•                  KMR — KMR shareholders that are U.S. holders will generally not be subject to U.S. federal income tax as a result of the exchange of their KMR shares for KMI common stock (except in connection with cash received in lieu of a fractional share of KMI common stock) in the KMR merger.

Additional general MLP tax information (the following is intended for informational purposes only and should not be construed as offering tax advice; consult your tax advisor for more information):

•                  Pass-through — An MLP, like all partnerships, is a pass-through entity which means it passes on federally taxable income to its unitholders and pays no federal income tax itself.

•                  Allocated income — Each unitholder is allocated an allocable share of the MLP’s income, gains, losses, and credits (reported on K-1s).  The unitholder generally pays ordinary tax on this allocated net income.

•                  Distributions — In addition to allocated net income, unitholders may also be taxed on distributions received.  MLP distributions are generally considered a “return of capital” so tax on these distributions is deferred until you sell your units or until your adjusted basis reaches zero.  However, if your basis reaches zero, future cash distributions will be taxed as capital gains in the year received.

•                  Basis — Your units’ initial basis is equal to the amount paid to purchase your units.  Cash distributions reduce your basis, and your share of taxable partnership income (after deductions) increases your basis.

•                  Passive loss — A unitholder’s K-1 will state his share of partnership income, gain, loss, deductions, and credits.  If the result is net income, the unitholder pays tax on it at his individual tax rate.  If the result is a net loss, it is considered a “passive loss” and may be carried forward and used to offset future income from the same partnership.  This passive loss may not be used to offset income from other sources.

•                  Gain on sale — When you sell your units, your taxable gain equals the difference between the sales price and your adjusted basis.  The gain resulting from basis reductions due to depreciation allocation (as well as certain other items) is taxed at ordinary income rates (“recapture”).  The rest of the gain is taxed at capital gains rates.

Q:          What tax documents will I receive after the close of the merger?

A:           •                 KMP and EPB — Unitholders will receive a final K-1 and supporting materials (expected to be delivered in February 2015)

•                  KMR — the merger is expected to be a tax-free exchange of shares.  As such, KMR shareholders will not receive tax documents as a result of the merger, except in connection with cash received in lieu of a fractional share of KMI common stock.

•                  KMI — no tax documents resulting from the merger; shareholders receive an annual 1099 pertaining to their dividend income (no K-1)

Q:          Will KMI continue being a Corporation that generates a 1099?

A:           Yes, the surviving entity will be Kinder Morgan, Inc. (KMI)

Q:          What will my basis be in my new shares of KMI?

A:           Your basis per share of KMI shares received will be the price of KMI at closing.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”).  KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which contains a preliminary proxy statement for KMI and a preliminary proxy statement / prospectus for each of KMP, KMR and EPB.  The Registration Statement has not yet been declared effective by the SEC.  Each of KMI, KMP, KMR and EPB plan to mail to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions following the Registration Statement being declared effective by the SEC.  The registration statement, the preliminary KMI proxy statement and each preliminary proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT / PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE KMI PROXY STATEMENT AND EACH DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.